SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Norcraft Companies, Inc.

(Name of Subject Company)

Norcraft Companies, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Mark Buller

Chief Executive Officer

Norcraft Companies, Inc.

3020 Denmark Avenue, Suite 100

Eagan, MN 55121

(800) 297-0661

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Daniel S. Evans, Esq.

Carl P. Marcellino, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Norcraft Companies, Inc., a Delaware corporation (“Norcraft”, “we”, “us” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 14, 2015, relating to the cash tender offer by Fortune Brands Home & Security, Inc., a Delaware corporation (“Parent”) and Tahiti Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), to purchase all outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of the Company, at a price of $25.50 per Share (the “Offer Price”) in cash, without interest, less any applicable withholding taxes. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of April 14, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Parent with the SEC on April 14, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following section is to be added before “Golden Parachute Compensation”:

“Completion of the Offer

The Offer expired as scheduled at 11:59 p.m., New York City time, on May 11, 2015. Based on preliminary information from the depository for the Offer, approximately 14,798,762 Shares, representing approximately 78.10% of the outstanding Shares as of the close of business on May 11, 2015, were validly tendered and not validly withdrawn prior to the expiration of the Offer. Therefore, the Minimum Tender Condition (as defined in the Merger Agreement) has been satisfied. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

On May 12, 2015, Parent and Purchaser effected the Merger as a short-form merger under Delaware law, Section 251(h) of the DGCL, and, as a result, the Company became an indirect wholly owned subsidiary of Parent.

As a result of the Merger, each outstanding Share (except for Shares owned directly or indirectly by the Company or Parent or their respective subsidiaries (including Purchaser) and Shares as to which appraisal rights have been perfected in accordance with the DGCL) was cancelled and converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes.

As promptly as practicable following the consummation of the Merger, Parent intends to cause all Shares to be delisted from the New York Stock Exchange and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act. On May 12, 2015, Parent issued a press release announcing the expiration and results of the Offer. This press release is attached as Exhibit (a)(5)(C) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(5)(C), the following text:

(a)(5)(D)	Press Release issued by Fortune Brands Home & Security, Inc. on May 12, 2015 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO of Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp. filed with the Securities and Exchange Commission on May 12, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2015.

NORCRAFT COMPANIES, INC.

By:	/s/ Leigh Ginter
Name: Leigh Ginter
Title: Chief Financial Officer